

wifigen.net

Retention. Made simple.

Forbes   MIT Technology Review   TECHINASIA   Bloomberg   BBC

Together, we can make it a reality.


Loyal Customer
It’s his 3rd visit this month
Birthday Girl
Let’s make her feel special
New Customers
Let’s help you retain them
HAPPY HOUR

Technology; it's overrated.

Until it proves otherwise.

Everyday you hear fancy words like Artificial Intelligence, Machine Learning, Cloud and Blockchain. Major tech trends and firms are busy making you believe that in the next five years brick & mortar retailers might be extinct. Is that all true? No way! The key to every successful business is 'Loyal Customers' and if you're still in business, it means you surely have some.

As digitization and e-commerce continue to disrupt brick & mortar we've recognized the following challenges you might be facing:

- Lost market share to e-commerce
- Social Media disrupting customer loyalty and retention
- Lack of sophisticated analytics and marketing tools
- Difficulty capturing, collecting and analyzing customer data

You need tools to fight back and that is exactly what we provide. We help you solve these challenges through a cloud-managed WiFi service which enables you to stay in touch with your customers and quantify loyalty & retention. This will help you increase sales while gaining key insights and trends about your customer base.

87%

"*Business owners agree loyal customers are more valuable to their business' growth than new customers.*"

Communicate, don't spam.

Your customers will appreciate it. Thank you!

3.7

million people connected

46

million times using wifigen in past two years

Marketing is subjective. In most cases you may want to target a specific audience for best results. One of the reasons why e-commerce is out growing brick & mortar retailers is the access to right tools to identify the right audiences. Our goal is to empower the brick & mortar retail industry with similar tools to improve marketing and customer retention.

FREE WiFi is one of the most popular and desired amenities across the globe. Most businesses offer it only because customers demand it; so, why not use to business' advantage? Imagine a customer comes to your hotel/restaurant or any other retail outlet and connects to your WiFi and you instantly know how frequently they visit you or any other businesses owned by your company. Wouldn't that help you treat them differently? A free upgrade or even a cup of coffee would make a great difference.

Wifigen's cloud managed platform intelligently highlights your loyal and lost customers, and enables you make the loyal ones feel special and helps bring the lost ones back.

Data is the new Gold.

Only if used right.



Easy to install

Simply plug our WiFi access point
into your internet modem and
boom it works



Custom Branding

Design landing pages in our
dashboard to give more
personalized feeling



Cloud Managed

Cloud gives you the power to
manage your WiFi from anywhere
in the world



Clean Analytics

We've put a lot of research to
make analytics more efficient and
interesting



Activity Rings

Real time activity monitors help
you personalize experience for
your customers



Retention

The Artificially Intelligent platform
makes it easier for you to retain
your customers

Dashboard; it's business.

High tech at core. Simple out front.

We provide a cloud managed dashboard that allows you to manage multiple venues/businesses at one place. Sophisticated analytics, weekly/monthly reports and user activities make it easier for you to analyze different trends about your different venues/businesses. Our artificially intelligent customer retention platform helps you reward your loyal customers and reach out to your lost customers in emotionally intelligent ways.



Set up in minutes. Stand out forever.

Easily integrates into existing network infrastructure



2nd floor

1st floor

Mezzanine

Ground floor

Just plug **wifigen** router into network cabinet and change some basic network configurations.

Easy integration

We have flexible API integration policy for businesses that require integration with their existing CRM or third party marketing platforms.

Enterprise grade security

Another salient feature of wifigen is WiFi security. We comply with latest security standards to make sure your WiFi network is protected for you and your customers.

Bandwidth management

Limited bandwidth per customer and timed access are two very important features to ensure smooth and reliable internet experience for your customers.

"Punjab FREE WiFi is one of the largest public WiFi networks in SEA region with more than 300 locations and 1200 hotspots. We couldn't have made it possible without wifigen."

Waqar Qureshi - GM, PTCL Limited